SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of the Securities Exchange Act of 1934

Report on Form 6-K for May 13, 2004

The BOC Group plc Chertsey Road, Windlesham, Surrey GU20 6HJ England (Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

Enclosures:

A News Release dated 13 May 2004 announcing the Half Year Results for The BOC Group plc for the period ended 31 March 2004.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 13 MAY 2004 AT 07.05 HRS UNDER REF: PRNUK-1205042149-AB22

FOR IMMEDIATE RELEASE WINDLESHAM, 13 May 2004

The BOC Group results for the 6 months to 31 March 2004

‘strongly improved business performance in the second quarter’

	1st half 2004	1st half 2003	2nd qtr 2004	2nd qtr 2003

Turnover	£2,253.3m	£2,084.5m	£1,125.1m	£1,049.5m

Operating profit	£273.8m	£230.9m	£137.0m	£115.4m

Adjusted operating profit (1)	£273.8m	£237.3m	£137.0m	£118.7m

Earnings per share	29.7p	23.2p	14.9p	11.5p

Adjusted earnings per share (1)	29.7p	24.0p	14.9p	11.9p

•	Group turnover and operating profit increased for the first six months and the second quarter with strong performances from the global gases businesses and an acceleration in the recovery at BOC Edwards. Adjusted earnings per share were up 20 per cent for the first six months and up 26 per cent for the second quarter (note 2).
•	Turnover and operating profit increased in Process Gas Solutions both for the first six months and for the second quarter with the improvement mainly driven by operational efficiency and increased activity at existing customers.
•	A significantly better operating profit in Industrial and Special Products was helped by a particularly strong performance in the south Pacific region.
•	Improving order intake mainly from semiconductor but also flat panel display manufacturers helped BOC Edwards to achieve a sharply better operating profit in the second quarter despite the adverse impact of US dollar exchange rate movements.
•	The Group adjusted return on capital rose to 13.7 per cent from 12.6 per cent a year ago.

1	‘Adjusted’ means excluding exceptional items. There have been no exceptional items in fiscal 2004
2	Comparisons are made with the same period a year ago at constant exchange rates

Chief Executive, Tony Isaac said,
‘BOC achieved very strong growth in profit before tax and earnings per share during the second quarter. This was also reflected in significantly better cash flow. Both our global gases businesses performed well and the recovery at BOC Edwards accelerated with second quarter operating profit nearly double that of the first quarter and an increased rate of order intake.’

The BOC Group results for the 6 months to 31 March 2004

	2004	2003	change as reported	at constant exchange rates [2]

Excl. exceptional items [1]

6 months to 31 March
Turnover	£2,253.3m	£2,084.5m	+ 8%	+ 8%
Adjusted operating profit	£273.8m	£237.3m	+ 15%	+ 13%
Adjusted profit before tax	£234.9m	£191.3m	+ 23%	+ 18%
Adjusted earnings per share	29.7p	24.0p	+ 24%	+ 20%

2nd quarter to 31 March
Turnover	£1,125.1m	£1,049.5m	+ 7%	+ 10%
Adjusted operating profit	£137.0m	£118.7m	+ 15%	+ 17%
Adjusted profit before tax	£118.2m	£95.9m	+ 23%	+ 23%
Adjusted earnings per share	14.9p	11.9p	+ 25%	+ 26%

Statutory results

6 months to 31 March
Turnover	£2,253.3m	£2,084.5m	+ 8%	+ 8%
Operating profit	£273.8m	£230.9m	+ 19%	+ 16%
Profit before tax	£234.9m	£184.9m	+ 27%	+ 21%
Earnings per share	29.7p	23.2p	+ 28%	+ 24%

2nd quarter to 31 March
Turnover	£1,125.1m	£1,049.5m	+ 7%	+ 10%
Operating profit	£137.0m	£115.4m	+ 19%	+ 20%
Profit before tax	£118.2m	£92.6m	+ 28%	+ 27%
Earnings per share	14.9p	11.5p	+ 30%	+ 30%

Notes

1.	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.
2.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
3.	Unless otherwise stated, all the commentaries that follow are made on the basis of results that exclude exceptional items and comparisons are at constant exchange rates. Segment results are shown on this basis below.
4.	Full statutory results are on pages 8 to 17.

BUSINESS SEGMENT RESULTS

All comparisons that follow are on the basis of constant exchange rates.

There were no exceptional items in the first six months of fiscal 2004.

Adjusted operating profits in 2003 exclude exceptional items.

Comparisons are made with the same period a year ago unless stated otherwise.

	6 months to 31 March 2004				Fiscal second quarter
Business segments £ million	Turnover		Operating profit		Turnover		Operating profit

Process Gas Solutions	628.8	+ 9%	92.4	+ 8%	307.9	+ 9%	45.7	+ 8%
Industrial and Special Products	892.0	+ 5%	133.4	+ 10%	437.3	+ 6%	61.9	+ 15%
BOC Edwards	380.2	+ 17%	17.3	+ 98%	205.2	+ 28%	11.3	+ 154%
Afrox hospitals	204.9	+ 10%	26.1	+ 18%	105.5	+ 12%	16.1	+ 22%
Gist	147.4	- 1%	12.2	+ 0%	69.2	- 3%	6.1	- 1%
Corporate			(7.6)				(4.1)
Group total	2,253.3	+ 8%	273.8	+ 13%	1,125.1	+ 10%	137.0	+ 17%

Operating profit comparisons are made with the adjusted operating profits of a year ago. In the first six months of 2004 there were no adjustments to operating profit.

PROCESS GAS SOLUTIONS (PGS)

Improved turnover in PGS was derived from most of the key markets, mainly as a result of increased activity at existing customers. The pass-through of natural gas costs increased turnover by 2 per cent compared with a year ago. This had no corresponding impact on profit. Organic growth in China and north America was also boosted by revenues from new plants. Prices remained firm and continued improvements in operating efficiencies also enabled increased turnover to be reflected in a higher operating profit.

In the US, strong demand for oxygen from existing steel customers and increased liquefied nitrogen sales to food customers were important factors in turnover growth. The new hydrogen plant supplying the CITGO refinery at Lemont, Illinois, also added to revenues, particularly during the second quarter.

UK tonnage and merchant volumes remained strong in the steel and chemicals sectors. This was coupled with significantly lower costs arising from operational efficiencies leading to a better operating profit. There were somewhat smaller improvements in Poland as well as in Ireland, despite the continued weakness in the Irish economy.

Operating profit increased significantly in the south Pacific region as sales volumes and prices improved while costs were well controlled.

Sustained growth in the Chinese economy led to increasing demand from steel and electronic customers as well as from the merchant market. Trends were also favourable in Taiwan and Korea, where new argon production boosted sales.

With the exception of Indonesia, which was unchanged, operating profit increased in each of the south and east Asian countries for the second quarter. The most significant improvements were in Thailand, Malaysia and Singapore.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

A significantly better operating profit, up 15 per cent in the second quarter, resulted from turnover growth of 6 per cent combined with lower operating costs in the south Pacific region, a better performance in the US and growth across Canada following the acquisition of Air Products’ packaged gas business. The effect of lower liquefied petroleum gas prices in South Africa and Australia reduced turnover by 2 per cent but margins improved.

Revenue growth in medical gases followed the introduction of portable cylinders, but overall turnover growth was constrained in the UK. Operating profit was almost unchanged for the second quarter in the UK, despite continuing weakness in the manufacturing economy.

Sales and operating profit increased modestly in Ireland and more significantly in Poland as a result of the successful integration of the business acquired from Praxair.

Following clearance from the US Federal Trade Commission, BOC signed a conditional asset purchase agreement for Airgas to buy BOC’s US packaged gas business. This business generated annual turnover of approximately $240 million in 2003. Subject to the fulfilment of certain conditions, completion is expected in the fiscal fourth quarter for an initial consideration of $175 million in cash with up to a further $25 million payable on 15 November 2005.

Other ISP businesses in the US, including helium, bulk medical gases, tube-trailer hydrogen and bulk gas supplies to distributors, with total annual sales in excess of $200 million are not included in the disposal. For the second quarter, there was an improvement in the turnover and operating profit of the US ISP business overall compared with a weak performance a year ago.

Demand from the industrial sector remained firm in Australia leading to better sales volumes of both gases and hard goods. These were coupled with well-controlled costs and improved rental income to give a significantly better operating profit for both the second quarter and the first six months. Liquefied petroleum gas margins also improved.

Turnover increased in South Africa for the second quarter and there was a more significant improvement in operating profit with the benefit of better margins on liquefied petroleum gas. However, export-oriented industries were affected by the strength of the rand during the second quarter as in the first quarter which led to some reduction in sales of ResQPac emergency oxygen units to the mining industry and constrained sales of industrial gases and equipment.

A jury in Philadelphia has returned a verdict in the case of Yencho v. Azrock against a US subsidiary of BOC and one other defendant in the amount of $525,000 to be shared. The plaintiff alleged that his injury was caused by exposure to asbestos. BOC’s US subsidiary believes that the jury verdict is inconsistent with the evidence introduced at trial and believes that there are strong grounds for a successful appeal.

BOC EDWARDS

The business environment continued to develop favourably during the second quarter with the continuing upturn in investment by the semiconductor industry and the increasing importance of the flat panel display market. Wireless technologies, hand held devices and consumer electronics are providing growth of end user demand with the potential to stimulate new investment.

Turnover and operating profit both increased significantly led by sales of turbomolecular and dry pumps to semiconductor manufacturers. In addition there was a marked increase in electronic gases sales in Japan and Taiwan. Progress with important contracts during the quarter resulted in increased turnover for pharmaceutical packaging equipment.

The weakness of the US dollar continued to have an adverse effect on margins as the bulk of BOC Edwards’ manufacturing costs are in sterling and the major proportion of sales are denominated in dollars. As in the first quarter, operating profit for the second quarter of 2004 would have been approximately £4 million more at the exchange rates of a year ago.

Semiconductor equipment order intake improved further during the second quarter leading to a significant increase in the order book at the end of the period.

AFROX HOSPITALS

Increased turnover and operating profit resulted from a combination of improved operating efficiencies and firm pricing which more than offset marginally lower sales volumes for the second quarter.

During April, the South African Competition Commission recommended the approval, subject to certain conditions, of the proposed transaction that would allow African Oxygen Limited to dispose of its holding in Afrox Healthcare Limited. Approval by the Competition Tribunal is now the only condition precedent to completion.

GIST

Turnover was slightly lower overall as the loss of Marks & Spencer General Merchandise business announced last year was largely offset by growth elsewhere. Operating profit was at a similar level for the second quarter mainly as a result of expanded operations for Marks & Spencer in the food segment.

As in the first quarter, additional volumes came mainly from the expansion of the Marks & Spencer Simply Food outlets and from new business with Carlsberg-Tetley.

IMPACT OF EXCHANGE RATES

The effect of exchange rate movements on the comparison of results for the second quarter was slightly unfavourable in aggregate. The impact of South African rand exchange rates, which had been strongly positive in the first quarter, diminished in the second quarter and the movement of the US dollar exchange rates was increasingly unfavourable. Translation adversely affected the year ago turnover comparison by nearly £27 million and the adjusted operating profit comparison by £1.6 million for the second quarter.

CASH FLOW, BORROWINGS AND TAX

For the six months to 31 March 2004, operating cash flow was £277.1 million, an improvement of more than 10 per cent over the same period last year. This was achieved by increasing operating profit at the same time as controlling working capital.

Principally as a result of the upturn in semiconductor orders on BOC Edwards’ activity, working capital increased during the 3 months ended 31 March 2004. The increase was well controlled and was much lower than in the first quarter and the year to date position compares favourably with the same period last year.

Contributions to the main UK pensions scheme in the quarter were some £7 million higher than a year ago, similar to the year on year increase in the first quarter.

The amount of dividends received from joint ventures and associates was £27.3 million in the second quarter. This was significantly higher than in the previous year, with the increase substantially relating to dividends received from Japan Air Gases.

In total, the levels of cash outflows for servicing of debt and for the payment of taxes on Group profits is running at similar levels to last year, both in the second quarter and for the year to date.

Capital expenditure in the second quarter was slightly above that of the previous year.

There has been no significant acquisition activity in the current financial year. In the second quarter, the Group disposed of its interest in its joint venture business in Turkey. Compared with the first 6 months of last year when a number of acquisitions were made, this has resulted in a year on year improvement in cash flow of some £100 million.

Net borrowings at 31 March 2004 were £1,278.0 million. This was some £90 million lower than at 30 September 2003 and over £243 million lower than at the same time last year. The decrease in net borrowings in the 6 months to 31 March was attributable to both positive net cash flow (£38.9 million) and movements in the value of foreign currencies, principally the US dollar, relative to sterling (£52.0 million).

Gearing ratios at 31 March 2004 were 36.4 per cent for net debt / capital employed and 70.1 per cent for net debt / equity, compared with 37.4 per cent and 73.4 per cent respectively at 30 September 2003. Net interest on net debt was covered 5.9 times by operating profit for the 6 months to 31 March 2004. The corresponding figure for the same period last year was 4.6 times.

Adjusted return on capital employed was 13.7 per cent, compared with 12.6 per cent at 30 September 2003 and 13.1 per cent at 31 December 2003. Return on capital employed was 12.2 per cent compared with 10.9 per cent at 30 September 2003 and 11.5 per cent at 31 December 2003.

The effective rate of tax on adjusted profit was 29 per cent, compared with 30 per cent for the same quarter last year and 29 per cent for the financial year ended 30 September 2003.

DIVIDENDS

Ordinary shareholders

A second interim dividend of 24.5p will be paid on 2 August 2004 to shareholders on the register on 2 July and the shares will be quoted ‘ex dividend’ on 30 June. Taken together with the 15.5p first interim dividend paid on 2 February 2004, this represents an increase of 2.6 per cent on the annual dividend of the previous year.

The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 12 July. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders

The second interim dividend will be paid on 9 August 2004 to holders of sponsored ADRs registered on 2 July. The ADRs will be quoted ‘ex dividend’ on the New York Stock Exchange on 30 June. The Global Invest Direct Plan will be available to ADR holders.

OUTLOOK

BOC’s Industrial and Special Products business is benefiting from an upturn in key economies. The agreed disposal of the packaged gas business in the US will lead to further improvements in both profit and the return on capital for this segment after the transaction is completed. Investment activity is now picking up in the Process Gas Solutions business and, when plants are commissioned, new supply scheme contracts will support accelerated growth. Despite the continuing unfavourable impact of weaker US dollar exchange rates on margins, improving order intake for semiconductor and flat panel equipment is expected to support further growth of BOC Edwards’ turnover and profit over the coming months. In these improved economic conditions, business efficiency programmes, increased plant reliability and productivity, and firm pricing will also underpin profit performance across the Group.

Contact:	Christopher Marsay, Director - Investor Relations 01276 477222 (International +44 1276 477222)

Notes for editors

The BOC Group is one of the largest and most global of the world’s leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 46,000 people and had annual sales of over £4 billion in 2003.

BOC is organised into three global lines of business - aligning our organisation directly to our customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline, from on-site production units, or in liquid form by tanker. PGS works globally, wherever the world’s largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying products and services to one of the world’s most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards’ general vacuum business.

In addition BOC has two specialised operations:

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP RESULTS 6 MONTHS TO 31 MARCH 2004

	6 months to 31 Mar 2004			6 months to 31 Mar 2003			Year to 30 Sep 2003

	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items

	£m	£m	£m	£m	£m	£m	£m	£m	£m
TURNOVER, including share of joint ventures and associates	2,253.3	—	2,253.3	2,084.5	—	2,084.5	4,323.2	—	4,323.2
Less: Share of joint ventures	311.5	—	311.5	223.4	—	223.4	544.3	—	544.3
Share of associates	35.5	—	35.5	27.5	—	27.5	60.6	—	60.6

Turnover	1,906.3	—	1,906.3	1,833.6	—	1,833.6	3,718.3	—	3,718.3

Operating profit of subsidiary undertakings	221.5	—	221.5	197.5	(6.1)	191.4	407.4	(60.2)	347.2
Share of operating profit of joint ventures	46.9	—	46.9	35.2	(0.3)	34.9	86.8	(6.8)	80.0
Share of operating profit of associates	5.4	—	5.4	4.6	—	4.6	11.4	—	11.4

Total operating profit including share of joint ventures and associates	273.8	—	273.8	237.3	(6.4)	230.9	505.6	(67.0)	438.6
Interest on net debt	(46.8)	—	(46.8)	(50.7)	—	(50.7)	(96.1)	—	(96.1)

Interest on pension scheme liabilities	(59.1)	—	(59.1)	(54.8)	—	(54.8)	(110.2)	—	(110.2)
Expected return on pension scheme assets	67.0	—	67.0	59.5	—	59.5	119.6	—	119.6

Other net financing income	7.9	—	7.9	4.7	—	4.7	9.4	—	9.4

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	234.9	—	234.9	191.3	(6.4)	184.9	418.9	(67.0)	351.9
Tax (note 5)	(68.1)	—	(68.1)	(57.3)	1.8	(55.5)	(121.4)	25.0	(96.4)

Profit on ordinary activities after tax	166.8	—	166.8	134.0	(4.6)	129.4	297.5	(42.0)	255.5
Minority interests	(20.4)	—	(20.4)	(15.6)	0.4	(15.2)	(36.8)	0.4	(36.4)

PROFIT FOR THE PERIOD	146.4	—	146.4	118.4	(4.2)	114.2	260.7	(41.6)	219.1
Dividends	(76.3)	—	(76.3)	(76.4)	—	(76.4)	(192.1)	—	(192.1)

Surplus for the period	70.1	—	70.1	42.0	(4.2)	37.8	68.6	(41.6)	27.0

Earnings per share (note 6)
- basic	29.7p	—	29.7p	24.0p	(0.8)p	23.2p	52.9p	(8.4)p	44.5p
- diluted	29.7p	—	29.7p	24.0p	(0.8)p	23.2p	52.9p	(8.4)p	44.5p

GROUP RESULTS 3 MONTHS TO 31 MARCH 2004

	3 months to 31 Mar 2004			3 months to 31 Mar 2003

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,125.1	—	1,125.1	1,049.5	—	1,049.5
Less: Share of joint ventures	151.6	—	151.6	147.2	—	147.2
Share of associates	12.7	—	12.7	13.0	—	13.0

Turnover	960.8	—	960.8	889.3	—	889.3

Operating profit of subsidiary undertakings	112.3	—	112.3	95.6	(3.0)	92.6
Share of operating profit of joint ventures	22.1	—	22.1	21.3	(0.3)	21.0
Share of operating profit of associates	2.6	—	2.6	1.8	—	1.8

Total operating profit including share of joint ventures and associates	137.0	—	137.0	118.7	(3.3)	115.4
Interest on net debt	(22.6)	—	(22.6)	(25.1)	—	(25.1)

Interest on pension scheme liabilities	(29.3)	—	(29.3)	(27.5)	—	(27.5)
Expected return on pension scheme assets	33.1	—	33.1	29.8	—	29.8

Other net financing income	3.8	—	3.8	2.3	—	2.3

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	118.2	—	118.2	95.9	(3.3)	92.6
Tax (note 5)	(34.3)	—	(34.3)	(28.6)	0.7	(27.9)

Profit on ordinary activities after tax	83.9	—	83.9	67.3	(2.6)	64.7
Minority interests	(10.3)	—	(10.3)	(8.6)	0.3	(8.3)

PROFIT FOR THE PERIOD	73.6	—	73.6	58.7	(2.3)	56.4

Earnings per share (note 6)
- basic	14.9p	—	14.9p	11.9p	(0.4)p	11.5p
- diluted	14.9p	—	14.9p	11.9p	(0.4)p	11.5p

GROUP BALANCE SHEET AT 31 MARCH 2004

	At 31 Mar 2004	At 31 Mar 2003 (restated)	At 30 Sep 2003 (restated)

	£million	£million	£million
Fixed assets
- Intangible assets	191.9	202.5	206.1
- Tangible assets	2,739.6	2,951.4	2,913.4
- Joint ventures, associates and other investments	566.2	624.2	608.6

	3,497.7	3,778.1	3,728.1

Current assets	1,266.0	1,164.8	1,104.9
Creditors: amounts falling due within one year	(1,125.4)	(1,219.6)	(1,168.2)

Net current assets/(liabilities)	140.6	(54.8)	(63.3)

Total assets less current liabilities	3,638.3	3,723.3	3,664.8
Creditors: amounts falling due after more than one year	(1,161.6)	(1,205.4)	(1,133.1)
Provisions for liabilities and charges	(373.1)	(391.6)	(376.6)

Total net assets excluding pension assets and liabilities	2,103.6	2,126.3	2,155.1
Pension assets	49.1	56.1	50.7
Pension liabilities	(328.5)	(309.9)	(341.8)

Total net assets including pension assets and liabilities	1,824.2	1,872.5	1,864.0

Shareholders’ capital and reserves	1,640.9	1,719.3	1,686.7
Minority shareholders’ interests	183.3	153.2	177.3

Total capital and reserves	1,824.2	1,872.5	1,864.0

GROUP CASH FLOW STATEMENT 6 MONTHS TO 31 MARCH 2004

	6 months to 31 Mar 2004	6 months to 31 Mar 2003 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	273.8	237.3	505.6
Depreciation and amortisation	165.7	164.9	333.4
Net retirement benefits charge less contributions	(4.4)	9.2	5.6
Operating profit before exceptional items of joint ventures	(46.9)	(35.2)	(86.8)
Operating profit before exceptional items of associates	(5.4)	(4.6)	(11.4)
Changes in working capital and other items	(101.1)	(107.3)	(18.0)
Exceptional cash flows	(4.6)	(14.1)	(28.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	277.1	250.2	700.1

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	28.8	4.2	35.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(44.7)	(53.2)	(94.4)

TAX PAID	(44.9)	(37.9)	(90.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(106.4)	(118.2)	(227.0)

ACQUISITIONS AND DISPOSALS	5.3	(94.5)	(118.3)

EQUITY DIVIDENDS PAID	(76.3)	(76.4)	(192.1)

NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	38.9	(125.8)	12.6

GROUP CASH FLOW STATEMENT 3 MONTHS TO 31 MARCH 2004

	3 months to 31 Mar 2004	3 months to 31 Mar 2003 (restated)

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	137.0	118.7
Depreciation and amortisation	81.5	82.3
Net retirement benefits charge less contributions	(1.7)	4.0
Operating profit before exceptional items of joint ventures	(22.1)	(21.3)
Operating profit before exceptional items of associates	(2.6)	(1.8)
Changes in working capital and other items	(26.7)	6.0
Exceptional cash flows	(1.2)	(7.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	164.2	180.6

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	27.3	3.4

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(30.0)	(30.1)

TAX PAID	(25.8)	(23.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(51.6)	(45.5)

ACQUISITIONS AND DISPOSALS	5.4	(29.2)

EQUITY DIVIDENDS PAID	(76.3)	(76.4)

NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	13.2	(20.9)

TOTAL RECOGNISED GAINS AND LOSSES 6 MONTHS TO 31 MARCH 2004

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

	£million	£million	£million
Profit for the period	146.4	114.2	219.1
Actuarial loss recognised on the pension schemes	—	—	(17.5)
Movement on deferred tax relating to actuarial loss on pensions	—	—	2.0
Unrealised profit on disposal of a subsidiary	—	8.2	8.2
Exchange translation effect on:
- results for the period	(1.6)	3.8	8.0
- foreign currency net investments	(118.7)	36.9	23.5

Total recognised gains and losses for the period	26.1	163.1	243.3

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS’ FUNDS 6 MONTHS TO 31 MARCH 2004

	6 months to 31 Mar 2004	6 months to 31 Mar 2003 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
Profit for the period	146.4	114.2	219.1
Dividends	(76.3)	(76.4)	(192.1)

	70.1	37.8	27.0
Other recognised gains and losses	(120.3)	48.9	24.2
Reversal of goodwill credit in total recognised gains and losses on disposal of a subsidiary	—	(4.2)	(4.2)
Shares issued	2.0	1.5	3.7
Consideration paid for the purchase of own shares held in an ESOP trust	—	(7.5)	(7.5)
Consideration received for the sale of own shares held in an ESOP trust	1.7	1.2	1.2
Credit in respect of employee share schemes	0.7	—	0.7

Net (decrease)/increase in shareholders’ funds for the period	(45.8)	77.7	45.1

Shareholders’ funds at 1 October - previously reported	1,734.8	1,684.1	1,684.1
Prior period adjustment (note 1)	(48.1)	(42.5)	(42.5)

Shareholders’ funds at 1 October - restated	1,686.7	1,641.6	1,641.6

Shareholders’ funds - at period end	1,640.9	1,719.3	1,686.7

NOTES TO THE ACCOUNTS

1.	Basis of preparation

The results for the 6 months to 31 March 2004 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2003, except for changes arising from the adoption of UITF38 (Accounting for ESOP trusts). This new pronouncement changes the treatment of own shares held in an ESOP trust from being a fixed asset investment to a reduction in shareholders’ funds. Consideration paid for the purchase of own shares represents the cost of shares purchased by the company. Consideration received for the sale of own shares represents the prices paid by employees on the exercise of options. The credit in respect of employee share schemes represents the charge for those schemes under UITF17 (Employee Share Schemes). Comparative figures have been restated accordingly.

Financial information for the year to 30 September 2003 has been based on the full Group accounts for that period. The 2003 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 6 months to 31 March 2004 are unaudited.

2.	Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

Average rates:
- US dollar	1.77	1.59	1.60
- Australian dollar	2.39	2.76	2.62
- Japanese yen	191.32	191.56	191.01
- South African rand	11.96	14.28	13.24
Period end rates:
- US dollar	1.84	1.58	1.66
- Australian dollar	2.41	2.62	2.45
- Japanese yen	191.20	187.43	185.60
- South African rand	11.58	12.44	11.57

3.	Segmental information

a)	Turnover, by business and by region, for the 6 months to 31 March 2004 was as follows:

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

Business analysis:	£million	£million	£million
Process Gas Solutions	628.8	603.0	1,242.7
Industrial and Special Products	892.0	833.7	1,751.2
BOC Edwards	380.2	341.8	684.1
Afrox hospitals	204.9	156.4	353.4
Gist	147.4	149.6	291.8

Continuing operations	2,253.3	2,084.5	4,323.2

Regional analysis:
Europe	605.3	571.9	1,154.4
Americas	603.5	605.6	1,238.8
Africa	329.7	262.9	585.5
Asia/Pacific	714.8	644.1	1,344.5

Continuing operations	2,253.3	2,084.5	4,323.2

b)	Adjusted operating profit and operating profit, by business and by region, for the 6 months to 31 March 2004 were as follows:

	6 months to 31 Mar 2004		6 months to 31 Mar 2003		Year to 30 Sep 2003

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

Business analysis:	£million	£million	£million	£million	£million	£million
Process Gas Solutions	92.4	92.4	88.8	87.8	184.0	177.1
Industrial and Special Products	133.4	133.4	116.3	114.3	242.7	238.2
BOC Edwards	17.3	17.3	8.6	5.8	18.5	7.9
Afrox hospitals	26.1	26.1	18.6	18.6	46.1	46.1
Gist	12.2	12.2	12.2	12.2	29.2	29.2
Corporate	(7.6)	(7.6)	(7.2)	(7.8)	(14.9)	(59.9)

Continuing operations	273.8	273.8	237.3	230.9	505.6	438.6

Regional analysis:
Europe	70.6	70.6	73.3	72.6	144.3	137.0
Americas	39.2	39.2	41.5	38.9	91.8	42.7
Africa	51.9	51.9	38.2	38.2	85.0	85.0
Asia/Pacific	112.1	112.1	84.3	81.2	184.5	173.9

Continuing operations	273.8	273.8	237.3	230.9	505.6	438.6

c)	Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to March 2004 were as follows:

	3 months to 31 Mar 2004			3 months to 31 Mar 2003

	Turnover	Adjusted operating profit	Operating profit	Turnover	Adjusted operating profit	Operating profit

Business analysis:	£million	£million	£million	£million	£million	£million
Process Gas Solutions	307.9	45.7	45.7	302.8	45.3	45.0
Industrial and Special Products	437.3	61.9	61.9	417.7	54.3	53.3
BOC Edwards	205.2	11.3	11.3	171.7	4.5	3.0
Afrox hospitals	105.5	16.1	16.1	86.1	11.8	11.8
Gist	69.2	6.1	6.1	71.2	6.1	6.1
Corporate	—	(4.1)	(4.1)	—	(3.3)	(3.8)

Continuing operations	1,125.1	137.0	137.0	1,049.5	118.7	115.4

Regional analysis:
Europe	308.4	35.2	35.2	287.9	38.9	38.4
Americas	298.7	20.1	20.1	293.9	18.1	16.9
Africa	164.0	25.5	25.5	140.0	19.6	19.6
Asia/Pacific	354.0	56.2	56.2	327.7	42.1	40.5

Continuing operations	1,125.1	137.0	137.0	1,049.5	118.7	115.4

Adjusted means excluding exceptional items.

4.	Exceptional items

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

	£million	£million	£million
Litigation settlement	—	—	(43.2)
Restructuring costs	—	(6.4)	(23.8)

Total operating exceptional items	—	(6.4)	(67.0)

5.	Tax

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

	£million	£million	£million
Subsidiary undertakings	(55.4)	(50.2)	(77.9)
Share of joint ventures	(11.6)	(4.0)	(16.0)
Share of associates	(1.1)	(1.3)	(2.5)

Tax on profit on ordinary activities	(68.1)	(55.5)	(96.4)

Overseas tax included in the tax on profit on ordinary activities above was:	(56.1)	(42.8)	(69.8)

The tax charge includes a credit in respect of operating exceptional items of:	—	1.8	25.0

6.	Earnings per share

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	146.4	114.2	219.1
Adjustment for exceptional items	—	4.2	41.6

Adjusted earnings before exceptional items	146.4	118.4	260.7

	6 months to 31 Mar 2004	6 months to 31 Mar 2003	Year to 30 Sep 2003

	£million	£million	£million
Average number of 25p ordinary shares:
Average issued share capital	497.8	497.4	497.5
Less: average own shares held in trust	(5.3)	(4.7)	(5.0)

Basic	492.5	492.7	492.5
Add: dilutive share options	0.5	0.2	0.2

Diluted	493.0	492.9	492.7

7.	Reconciliation of net cash flow to movement in net debt

	6 months to 31 Mar 2004	6 months to 31 Mar 2003 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
Net borrowings and finance leases — at 1 October	(1,368.1)	(1,325.6)	(1,325.6)
Net cash inflow/(outflow)	38.9	(125.8)	12.6
Issue of shares	3.7	(4.8)	(2.6)
Net borrowings assumed at acquisition	(4.5)	(0.7)	(0.8)
Net liquid resources eliminated on disposal	—	(30.8)	(31.0)
Exchange adjustment	52.0	(33.6)	(20.7)

Net borrowings and finance leases — at period end	(1,278.0)	(1,521.3)	(1,368.1)

8.	Contingent Liabilities

There has been no material change in contingent liabilities and legal proceedings since 30 September 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

By:	/s/ Sarah Larkins
Name: Sarah Larkins Title: Assistant Company Secretary